IHOOKUP SOCIAL, INC.	125 East Campbell Ave. Campbell, CA 95008

Form RW

August 22, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:         North American Oil & Gas Corp.

Request to Withdraw Registration Statement on Form S-1

SEC File No. 333-197675

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), iHookup Social, Inc.. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Companies’ Registration Statement on Form S-1 (Registration No. 333-197675), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because terms of the reserve equity financing agreement were renegotiated after we filed the Registration Statement. No securities were sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Matthew McMurdo, Esq. at (917) 318-2865.

Thank you for your assistance in this matter.

Sincerely,

iHookup Social, Inc.

/s/ Robert Rositano, Jr.

By: Robert Rositano, Jr.

Title: CEO